Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Experts”, and to the use of our report dated December 12, 2023, with respect to the consolidated balance sheet of VersaBank (the Bank) as at October 31, 2023 and the consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the year ended October 31, 2023 included in this Annual Report on Form 40-F of the Bank.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

London, Canada

December 13, 2023